SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               September 21, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated September 21, 2006 re: Director/PDMR Shareholding


                           Secretary's Department     Direct line: 020-7356 1034
                           25 Gresham Street          Network: 7-400 1034
                           London                     Switchboard: 020-7626 1500
                           EC2V 7HN                   Facsimile: 020-7356 1038
                                                      Network Fax: 7-400 1038
                            TNT: 89       email: Sharon.slattery@lloydstsb.co.uk


The London Stock Exchange

RNS

10 Paternoster Square                                 21st September, 2006
London EC4M 7LS


Dear Sirs

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 119,760 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.

The following directors, together with some 77,000 other employees, are potential participants in Shareplan and are, therefore, to be treated as interested in the 572,492 shares held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares).

Sir Victor Blank
Mr. J.E. Daniels
Ms. T.A. Dial
Mr. M.E. Fairey
Mr. A.G. Kane
Mr. G.T. Tate
Mrs. H.A. Weir

This notification is made to comply with paragraph 3.1.4(R)(1)(b) of the disclosure rules.


Yours faithfully


S.N. Slattery
Senior Assistant Secretary


Lloyds TSB Group plc is registered in Scotland no. 95000
Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     September 21, 2006